Exhibit 99.8

Compensation Committee Charter

(October 2020)

This Charter (Charter) sets out the purpose, composition, member qualification, roles and responsibilities, manner of reporting to the Board of Directors (the Board) of Field Trip Health Ltd. (Field Trip), and the general objectives & operation of Field Trip' s compensation committee (the Committee).

Mandate of the Committee

The primary mandate of the Committee is oversight of Field Trip’s compensation of the directors and executive officers of Field Trip with respect to compensation guidelines and the criteria by which bonuses and stock-based compensation awards are determined; compensation plans adopted by the Board and changes in the number of shares reserved for issuance thereunder; reporting and continuous disclosure related to compensation; Field Trip’s ethics program; and compliance with tax and securities laws.

Roles & Responsibilities

In executing its mandate, the Committee shall have the following roles and responsibilities:

Compensation Arrangements

The Committee will: (a) review and make recommendations to the Board regarding corporate goals and objectives relevant to compensation of the CEO, evaluate the CEO’s performance in light of those goals and objectives and make recommendations to the Board regarding the annual salary, bonus, stock-based compensation, and other benefits, direct and indirect, of the CEO; (b) review the operation of Field Trip’s executive compensation programs to determine whether they are properly coordinated and administered; (c) review management perquisites; (d) in conjunction with the audit committee as it relates to the finance department, oversee management succession planning and make appropriate recommendations to the Board regarding the appointment and succession of Field Trip’s executive officers; and (e) review and make recommendations to the Board regarding all employment, severance or change in control agreements with, and any special or supplemental benefits provided to, any executive officers or directors of Field Trip, including the impact of any potential material transaction, such as a merger, acquisition, or spin-off, on Field Trip’s compensation plans.

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Compensation Plans

The Committee will: (a) periodically review and advise the Board on current trends in regional and industry-wide compensation practices and how Field Trip’s compensation programs and practices compare to those of comparable companies in the industry; (b) review and make recommendations to the Board regarding the terms and conditions, design, approval, implementation, administration and interpretation of Field Trip’s compensation plans, subject to final approval by the Board; (c) determine the eligibility requirements applicable to participants in Field Trip’s compensation plans; (c) evaluate the performance of each compensation plan, as required under applicable laws, rules or regulations.

Compensation Disclosure

The Committee shall review and make recommendations to the Board regarding Field Trip’s Statement of Executive Compensation, including the compensation discussion and analysis and the related executive compensation information, to be included in Field Trip’s management information circular and any other disclosure with respect to executive compensation to be included in any other public disclosure documents of Field Trip.

Ethics Program

The Committee will: (a) establish procedures for the confidential, anonymous submission by employees of Field Trip of complaints regarding questionable actions by senior management of Field Trip; (b) in conjunction with the audit committee, review incentive compensation arrangements in place to confirm they do not encourage inappropriate or unintended risk taking; and (c) review ethics policies and programs, and monitor their implementation.

Compliance with Laws

The Committee will: review regular reports from management and others (e.g., legal counsel) with respect to Field Trip’s compliance with laws and regulations relating to compensation including: (a) employment and other human resources related laws and regulations; (b) public disclosure requirements; (c) laws and regulations which expose directors to liability; and (d) orientation of new members and continuous education of all members. Without limiting the generality of the foregoing, the Committee will oversee requirements related to loans to officers and directors of Field Trip, share ownership guidelines for the executive officers of Field Trip and insider trading oversight.

The Committee is also responsible for the other matters as set out in this Charter and/or such other matters as may be directed by the Board from time to time.

Composition

The Committee must be comprised of a minimum of three directors of Field Trip. A majority of the members of the Committee must be independent directors of Field Trip as defined in National Policy 58-201 Corporate - Governance Guidelines.

The Board will appoint a chair of the Committee (the Chair) to serve for a term of one (1) year on an annual basis. The Chair may serve as the chair of the Committee for any number of consecutive terms. The Chair shall be responsible for leadership of the Committee, including scheduling and chairing meetings, preparing agendas and briefing documents, and making regular reports to the Board. The Committee may form and delegate authority to subcommittees where appropriate.

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The members of the Committee will be appointed by the Board annually, and from time to time to fill vacancies, as required. A Committee member may be removed or replaced at any time at the discretion of the Board and will cease to be a member of the Committee on ceasing to be an independent director.

Meetings & Minutes

The Committee shall meet as necessary, at a minimum at least four (4) times per year, to enable it to fulfill its responsibilities and duties as set forth herein.

The quorum required to constitute a meeting of the Committee is set at a majority of members. The Chair will set the agenda for each meeting. Agenda materials must be circulated to all Committee members prior to the meeting for members to have a reasonable amount of time to review.

The Committee may invite members of management or others to attend meetings and provide such pertinent information as the Committee may request on the issues being considered, provided that the Chief Executive Officer (CEO) and other executives may not be present during any voting or deliberations on compensation of the CEO or such other executives.

Meetings may be called by the Chair or at the request of any member of the Committee or any member of the Board.

The Committee will keep minutes of its meetings which accurately recording the decisions reached by the Committee, and which minutes are filed with the minutes of the meetings of the Board.

Reporting

The Committee will report, at least annually, to the Board regarding the Committee’s examinations and recommendations.

Express Authority

The Committee shall have unrestricted access to Field Trip’s officers and employees. The Committee may conduct or authorize investigations into or studies of matters within the Committee’s scope of responsibilities and duties. In addition to all authority required to carry out the duties and responsibilities included in this Charter, the Committee has specific authority to: (a) engage, set and pay the compensation for independent counsel and other advisors as it determines necessary to carry out its duties and responsibilities, and any such consultants or professional advisors so retained by the Committee will report directly to the Committee; (b) communicate directly with management and any internal auditor, and with the Auditors without management involvement; and (c) incur ordinary administrative expenses that are necessary or appropriate in carrying out its duties, which expenses will be paid for by Field Trip.

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Annual Review

The Committee shall review and assess the adequacy of this Charter periodically as conditions dictate, but at least annually, to ensure compliance with any rules or regulations and recommend any modifications to this Charter if and when appropriate to the Board for its approval.

The Board will conduct an annual performance evaluation of the Committee, taking into account the Charter, to determine the effectiveness of the Committee.

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